SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 or 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated May 12, 2004

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes          No

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

 Enclosure: STMicroelectronics N.V.’s First Quarter 2004:

•	Operating and Financial Review and Prospects;
•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Shareholders' Equity and related Notes; and
•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow and Statements of Changes in Shareholders' Equity and Notes thereto included elsewhere in this Form 6-K. The following discussion contains statements of future expectations and other forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the section "— Business Outlook". Our actual results may differ significantly from those projected in the forward-looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward-looking statements, in addition to the factors set forth below, see "Cautionary Note Regarding Forward-Looking Statements" and "Item 3. Key Information—Risk Factors", included in our annual report on Form 20-F for the year ended December 31, 2003 as filed with the U.S. Securities and Exchange Commission on May 4, 2004 (the "Form 20-F"), as they may be updated in our SEC submissions from time to time. We assume no obligation to update the forward-looking statements or such risk factors.

Critical Accounting Policies Using Significant Estimates

The preparation of our Consolidated Financial Statements in accordance with accounting principles generally accepted in the United States ("U.S. GAAP") requires us to make estimates and assumptions that have a significant impact on the results we report in our Consolidated Financial Statements. Some of our accounting policies require us to make difficult and subjective judgments that can affect the reported amounts of assets and liabilities and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves, warranty costs, evaluation of the impact of litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, other special charges, and assumptions used in calculating pension obligations, deferred income tax assets and liabilities and valuation allowances and provisions for specifically identified income tax exposures. We base our estimates and assumptions on historical experience and on various other factors such as market trends and business plans that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While we regularly evaluate our estimates and assumptions, our actual results may differ materially and adversely from our estimates. To the extent there are material differences between the actual results and these estimates, our future results of operations could be significantly affected.

We believe the following critical accounting policies require us to make significant judgments and estimates in the preparation of our Consolidated Financial Statements.

Revenue recognition. Our policy is to recognize revenues from sales of products to our customers when the rights and risks of ownership of the goods are passed to our customers, which usually occurs at the time of shipment. We determine the amount of reported revenues based on certain judgments or estimates and this amount of reported revenue may vary if we elect to make different judgments or estimates. A portion of our sales is made to distributors who participate in certain programs common in the semiconductor industry whereby the distributors are allowed to return merchandise or receive potential price reductions on existing stock on hand under certain circumstances. Provisions are made at the time of sale for estimated product returns and price protection, which may occur under the contractual terms agreed with these customers. These provisions are based on the latest historical data and expected evolution of market prices. If market conditions differ from our assumptions, this could have an impact on future periods; in particular, if market conditions were to deteriorate, net revenues could be reduced due to higher product returns and price reductions at the time these adjustments occur.

Our customers return our products from time to time for technical reasons. In some cases, these returned products are reworked and shipped back to customers. We analyze the status of product returns and record provisions accordingly.

We maintain an allowance for doubtful accounts for potential estimated losses resulting from our customers' inability to make required payments. We base our estimates on historical collection trends. In 2003 and in the first quarter of 2004, we recorded a provision of 1.0% of total receivables. In addition, we are required to evaluate our customers' credit ratings from time to time and take an additional provision for any specific account that we estimate as doubtful. Although we have determined that our most significant customers are creditworthy, if the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances could be required.

Goodwill and purchased intangible assets. The purchase method of accounting for acquisitions requires extensive use of estimates and judgments to allocate the purchase price to the fair value of the net tangible and intangible assets acquired, including in-process research and development, which is expensed immediately. Goodwill and intangible assets deemed to have indefinite lives are no longer amortized but are subject to annual impairment tests. The amounts and useful lives assigned to other intangible assets impact future amortization. If the assumptions and estimates used to allocate the purchase price are not correct or if business conditions change, purchase price adjustments or future asset impairment charges could be required. At March 27, 2004, the value of goodwill amounted to $260 million.

Impairment of goodwill. Since January 1, 2002, goodwill acquired in business combinations has no longer been amortized and is subject to an impairment test to be performed on an annual basis or more frequently if indicators of impairment exist, in order to assess the recoverability of its carrying value. Goodwill subject to potential impairment is tested at a level of reporting referred to as a reporting unit. We define our reporting units at an individual business level, which is one level below the four semiconductor product groups described in Note 29 of the Consolidated Financial Statements included in our Form 20-F. Potential impairment exists when the fair value of each reporting unit for which goodwill is allocated is lower than the total carrying amount of relevant net assets allocated to such reporting unit. In determining the fair value of a reporting unit, we usually estimate the expected discounted future cash flows associated with the reporting unit and allocate the fair value of a reporting unit to all of the assets and liabilities of that unit, including goodwill. If the carrying amount of reporting unit goodwill exceeds its implied fair value, an impairment loss is recognized in an amount equal to that excess. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry's sales volume forecast and selling price evolution, the reporting unit's market penetration, the market acceptance of certain new technologies and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of semiconductor market evolution, our sales expectations and our costs evaluation and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect, and future adverse changes in market conditions or operating results of acquired businesses not in line with our estimates may require impairment of certain goodwill.

Intangible assets subject to amortization. Intangible assets subject to amortization include the cost of technologies and licenses purchased from third parties, internally developed software that is capitalized and purchased software. These are amortized over a period ranging from three to seven years. The carrying value of intangible assets subject to amortization is evaluated whenever changes in circumstances indicate that the carrying amount may not be recoverable. In assessing recoverability, we estimate the expected discounted future cash flows associated with the intangible assets and compare this to their carrying value. An impairment loss is recognized for the excess of the carrying amount over the fair value. Significant management judgments and estimates are required and used in the forecasts of future operating results that are used in the discounted cash flow method of valuation, including: the applicable industry's sales volume forecast and selling price evolution, our market penetration, the market acceptance of certain new technologies and costs evaluation. Our evaluations are based on financial plans updated with the latest available projections of the semiconductor market evolution and our sales expectations and are consistent with the plans and estimates that we use to manage our business. It is possible, however, that the plans and estimates used may be incorrect and that future adverse changes in market conditions or operating results of businesses acquired not in line with our estimates may therefore require impairment of certain intangible assets. At March 27, 2004, the value of intangible assets amounted to $312 million.

Property, plant and equipment. Our business requires substantial investments in technologically advanced manufacturing facilities, which can quickly become significantly underutilized or obsolete as a result of rapid changes in demand and ongoing technological evolution.

We estimate the useful life of our manufacturing equipment, which is the largest component of our long-lived assets, to be six years. This estimate is based on our experience with using equipment over time. Depreciation expense is a major element of our manufacturing cost structure. We begin to depreciate new equipment when it is put into use.

We assess the carrying value of our property, plant and equipment whenever changes in circumstances indicate their carrying amount may not be recoverable. In assessing recoverability, we estimate the expected future cash flows associated with the tangible asset or group of assets and compare this to their carrying value. Significant estimates used in determining the undiscounted future cash flows include the industry evolution, the utilization of our fabrication facilities and the ability to upgrade such facilities, changes in selling price and the adoption of new technologies. Potential impairment exists when the carrying value of a tangible asset exceeds the future cash flows expected to be generated by the use of the asset and its eventual disposition. In such case, an impairment charge is recognized for the excess of the carrying value over the fair value. We mainly use the discounted expected cash flow technique to estimate fair value. Our evaluations are based on financial plans updated with the latest projections of the semiconductor market and of our sales expectations, from which we derive the future production needs and loading of our manufacturing facilities, and are consistent with the plans and estimates that we use to manage our business. These plans are highly variable due to the high volatility of the semiconductor business and therefore subject to continuous modifications. If the future evolution differs from the basis of our plans, both in terms of market evolution and production allocation to our manufacturing plants, this could require a further review of the carrying amount of our tangible assets resulting in a potential impairment loss. Factors we consider important which could trigger an impairment review include: significant negative industry trends, significant underutilization of the assets, and significant changes in how we use the assets in our plants.

Inventory. The inventory is stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on our manufacturing performance. In the case of underutilization of our manufacturing facilities, we estimate the costs associated with the excess capacity which are not included in the valuation of inventories but charged directly to cost of sales.

The valuation of inventory requires us also to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. Provisions for obsolescence and excess inventory are estimated based on order backlog and the previous quarter's sales and production plans. To the extent that future negative market conditions generate order backlog cancellations and declining sales, and if future conditions are less favorable than the projected revenue assumptions, we could be required to record additional inventory write-down charges, which would have a negative impact on our gross margin.

Restructuring charges. We have undertaken, and we may continue to undertake, significant restructuring initiatives, which have required us to develop formalized plans for the exiting or disposing of certain activities. We recognize the fair value of a liability for costs associated with an exit or disposal activity when a probable liability exists and it can be reasonably estimated. We record estimated charges for on-going benefit arrangements such as severance and outplacement costs, and other restructuring costs meeting the criteria for a liability as described above. Given the significance of, and the timing of the execution of such activities, the process is complex and involves periodic reviews of estimates made at the time the original decisions were taken. As we are operating in a highly cyclical industry, we continue to evaluate the business evolution and in case of stronger or new initiatives which may include production curtailment or closure of other manufacturing facilities, we may be required to take additional charges as well as to change estimates of amounts previously recorded. The potential impact of these changes could be material and have a material adverse effect on our results of operations or financial condition. In the first quarter of 2004, the amount of restructuring charges and other related closure costs was $33 million pre-tax.

Income taxes. We are required to make estimates and judgments in determining income tax expense for financial statements purposes. These estimates and judgments occur in the calculation of certain tax assets and liabilities and provisions.

We are required to assess the likelihood to recover our deferred tax assets. If recovery is not likely, we are required to increase our provision for taxes by recording a valuation allowance against the deferred tax assets that we estimate will not ultimately be recoverable. As of March 27, 2004 we believed that all of the deferred tax assets, net of valuation allowances, as recorded on our balance sheet would ultimately be recovered. However, should there be a change in our ability to recover our deferred tax assets or in our estimates of the valuation allowance, this could have an impact on our future tax provision in the periods in which these changes could occur.

In addition, the calculation of our tax liabilities involves dealing with uncertainties in the application of complex tax regulations. We recognize liabilities for anticipated tax audit issues based on our estimate of whether and to the extent that additional taxes will be due. If we ultimately determine that payment of the amounts is unnecessary, we reverse the liability and recognize a tax benefit during the period in which we determine that the liability is no longer necessary. We record an additional charge in our provision for taxes in the period in which we determine that the recorded tax liability is less than we expect the ultimate assessment to be.

Patent and other intellectual property litigation or claims. We have from time to time received, and may in the future receive, communications alleging possible infringements of patents and similar intellectual property rights of others. We constantly monitor, with the support of our outside attorneys when deemed necessary or advisable, the chances of such intellectual property claims being successfully asserted. We record a provision when we estimate that the claim could successfully be asserted in a court of law, when the loss is considered probable and in the absence of a valid offset or counterclaim. In the event of litigation which is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party intellectual property claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Other claims. We are subject to the possibility of various loss contingencies arising in the ordinary course of business. These include, but are not limited to: warranty costs on our products not covered by insurance, breach of contract claims, tax claims and claims for environmental damages. When determining loss contingencies, we consider the likelihood of a loss of an asset or the incurrence of a liability, as well as our ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and the amount of the loss can be reasonably estimated. We regularly reevaluate any losses and claims and determine whether they need to be readjusted based on the current information available to us. We will record a provision when we estimate that the claim could successfully be asserted. In the event of litigation that is adversely determined with respect to our interests, or in the event we need to change our evaluation of a potential third-party claim based on new evidence or communications, this could have a material adverse effect on our results of operations or financial condition at the time it were to materialize.

Fiscal Year

Our fiscal year starts at January 1, the first quarter lasting until the Saturday ending the thirteenth week of the year. Second and third quarters last, respectively, from the 14th week to the 26th week and from the 27th week to the 39th week. The fourth quarter covers from the beginning of the 40th week through December 31. Consequently, the first quarter this year lasted 87 days, or shorter than the fourth quarter 2003 (97 days) and shorter than the second and third quarters 2003 (both 91 days).

Business Overview

The total available market is defined as the "TAM", while the serviceable available market, the "SAM", is defined as the market for products produced by us (which consists of the TAM and excludes PC motherboard major devices such as microprocessors ("MPU"), dynamic random access memories ("DRAMs"), and optoelectronics devices).

In 2003, semiconductor industry revenues improved driven by a more favorable economic environment. According to the most recently published estimates of industry data, the semiconductor industry experienced a year-over-year revenues increase of approximately 18.3% for the TAM and of approximately 19.0% for the SAM. Calculated on a comparable basis, that is without information with respect to actuators which was not included in the indicators before 2003, the TAM and the SAM both increased 16.8%.

The favorable conditions continued in the 2004 first quarter with a strong demand persisting in the semiconductor industry. Based upon preliminary industry estimates, in the first quarter of 2004, semiconductor industry revenue increased year-over-year by approximately 32.3% for the TAM to reach an estimated value of $48.8 billion, and by approximately 30.4% for the SAM, to reach an estimated $32.9 billion. On a sequential basis, in the first quarter of 2004, the TAM increased by 1.5% and the SAM by 2.0%.

On a year-over-year basis, our net revenue showed a marked improvement, and the overall market demand partially offset the seasonality that generally affects our first quarter revenue performance. However, based on the preliminary industry estimates, our revenue improvement was below the level registered by the TAM and the SAM. Net revenues for the first quarter were $2,029 million, 25.4% above the $1,618 million reported for last year's first quarter, and 4.0% below the $2,113 million reported for the prior quarter. Our first quarter 2004 results were negatively impacted by some shipment delays at the end of the period, part of which were customer-related and part of which resulted from short-term production bottleneck issues. For the first time, our first quarter revenues exceeded $2 billion.

Our year-over-year revenue for the first quarter of 2004 benefited from strong gains in all key product families and applications. On a sequential basis, modest revenue increases were posted by Micro and Memories and Discretes; Automotive was up approximately 10% and other applications showing sequential increase included: Wireline, Printers, Imaging and Industrial. Flash memory product sales were $277 million, flat with the fourth quarter 2003 levels and up 83% from the last year's first quarter.

Our gross margin was 35.4%, as compared to 35.0% reported for the last year's first quarter and 36.0% for the prior quarter.

Our research and development expenses increased in both absolute dollars and as a percentage of revenues in the first quarter 2004, reaching the level of $363 million, reflecting an acceleration of our investments in new product development, which is likely to continue for the next several quarters; in the first quarter of 2004 we added 450 engineers to our research and development staff.

Our profitability for the period was negatively impacted by a lower gross margin than that in the fourth quarter of 2003, the further weakening of the U.S. dollar exchange rate against the other major international currencies and higher operating expenses, mainly in research and development activities and selling, general and administrative expenditures. Additionally our first quarter earnings were penalized by impairment, restructuring charges and other related closure costs of $33 million relating to our previously announced 150mm restructuring plan. Our operating income in the first quarter of 2004 was $80 million, a 47.6% decrease compared to the $153 million in the fourth quarter 2003. In the first quarter of 2004, operating income decreased 35.5%, as compared to $124 million for the first quarter of 2003. Operating income in the first quarter of 2004 was penalized by a weaker U.S. dollar, lower selling prices, lower other income and higher provisions for restructuring charges.

In the first quarter of 2004 we continued to invest to upgrade and expand our manufacturing capacity, which was at 84% of our wafer fabs line capacity during the period. Our capital expenditures were $321 million compared to $256 million in the first quarter of 2003. We have totally financed capital investments with net cash generated from operating activities. See “Liquidity and Capital Resources—Liquidity”. At March 27, 2004 we registered a further improvement in our financial position which resulted in a net financial position of $131 million. Our total financial debt was $3.0 billion, of which $2.6 billion was long-term debt and $0.4 billion was the current portion of long-term debt. These amounts include a reclassification of $370 milion from long-term debt to current portion, effected after our press release on April 21, 2004 and related to our 2010 convertible bonds. See "Liquidity and Capital Resources—Capital Resources" in this Form 6-K for a definition and reconciliation of net financial position, which is not a U.S. GAAP measure.

Business Outlook

In the short-term, we are expecting to report a strong sequential increase in revenues and gross margin in the second quarter of 2004. Based upon backlog data and order flow, we anticipate that our second quarter revenues will increase from 6% to 12% on a sequential basis to a range between $2,150 million and $2,270 million, which translates into a year-over-year increase of between 26% and 33%. We believe that the market applications that would drive this increase would include Automotive, Consumer and Industrial. In addition, Flash memory product sales are expected to post a solid sequential increase.

Importantly, our second quarter gross margin is expected to be approximately 37%, benefiting from higher revenue levels, manufacturing efficiencies, an improved pricing environment and more favorable U.S. dollar exchange rates.

We have noted market indicators suggesting that order rates for our products will continue strong throughout 2004. In response to current industry dynamics, and reflecting our longer term view of our market positioning, we have decided to increase 2004 capital expenditures to approximately $2.2 billion, up from the $1.6 billion that we initially budgeted. Approximately two thirds of this amount will be allocated to leading-edge technologies and research and development programs. For more information please refer to "Liquidity and Capital Resources—Financial Outlook" in this Form 6-K.

Based on our current visibility of favorable market conditions and assuming no further deterioration of the U.S. dollar versus euro exchange rate from the current rate of $1.20 per €1.00, we expect 2004 to be a year of progressive improvement in revenues and profitability for us. Therefore we are allocating our resources in order to maximize our competitive position while making investments in technology, product development, and customer service and support.

Other Developments

On March 5, 2004, we formed UPEK, Inc., a new joint-venture company, with Sofinova Capital IV, incorporated in the United States of America, as a spin-off of our TouchChip business. UPEK, Inc. was initially capitalized with the transfer of our business, personnel and technology assets related to our fingerprint biometrics business, formerly known as our TouchChip Business Unit (accounted for as "Others" in "Segment Information" below), for a 48% interest estimated to be equivalent to $10 million. Sofinova Capital IV contributed $11 million in cash for a 52% interest.

On March 15, 2004, we announced that our Supervisory Board had approved the recommendation of our President and Chief Executive Officer for his succession and will propose that Mr. Carlo Bozotti be appointed as the sole member of the Managing Board and President and Chief Executive Officer, subject to the approval by our shareholders at their 2005 annual general meeting of shareholders. As part of the succession plan, the Supervisory Board, upon proposal of Mr. Bozotti, will endorse the appointment of Mr. Alain Dutheil as Chief Operating Officer reporting to the President and Chief Executive Officer. Both Mr. Bozotti and Mr. Dutheil are currently Executive Officers of our company.

At our Annual General Meeting held on April 23, 2004, our shareholders approved all the proposed resolutions, including the distribution of a cash dividend of $0.12 per share, increasing from the $0.08 level of the prior year's cash dividend per share payment.

Results of Operations

Segment information

We operate in two business areas: Semiconductors and Subsystems.

In the Semiconductors business area, we design, develop, manufacture and market a broad range of products, including discrete, memories and standard commodity components, application-specific integrated circuits ("ASICSs"), full custom devices and semicustom devices and application-specific standard products ("ASSPs") for analog, digital, and mixed-signal applications. In addition, following the acquisition of Incard we started the full chain manufacturing of Smart card products, which include the production and sale of both silicon chips as in the past and of cards. Our principal resource allocation decisions based on the

Semiconductors business area are for ongoing expenditures on research and development and capital investments in front-end and back-end manufacturing facilities. We manage our semiconductor products in four segments, following our four main products groups: Telecommunications, Peripherals and Automotive; Discrete and Standard ICs; Memory Products and Consumer and Microcontroller (collectively referred to as the "Groups"). Revenues and operating results of the Smart card products are included in Memory Products. We manage our revenues and internal operating income performance based on these segments.

In the Subsystems business area, we design, develop, manufacture and market subsystems and modules for the telecom, automotive and industrial markets including mobile phone accessories, battery chargers, ISDN power supplies and in-vehicle equipment for electronic toll payment. Based on its immateriality to our business as a whole, the Subsystems segment does not meet the requirements for a reportable segment as defined in Statement of Financial Accounting Standards No. 131, Disclosures about Segments of an Enterprise and Related Information (“FAS 131”).

The following tables present our consolidated net revenues and consolidated operating income by semiconductor product segment. For the computation of the Groups' internal financial measurements, we are using certain internal rules of allocation for the costs not directly chargeable to the Groups, including cost of sales, selling, general and administrative expenses and a significant part of research and development expenses. Additionally, in compliance with our internal policies, certain items of costs are not charged to the Groups, including impairment, restructuring charges and other related closure costs, start-up costs of new manufacturing facilities, some strategic and special research and development programs or other corporate sponsored initiatives, certain corporate level operating expenses, as well as certain other miscellaneous charges.

	(unaudited)

	Three Months Ended

	March 27, 2004	March 29, 2003

	(in millions)
Net revenues by product group:
Telecommunications, Peripherals and Automotive	$840	$785
Discrete and Standard ICs	356	272
Memory Products	452	262
Consumer and Microcontroller	364	283
Others(1)	17	16

Total consolidated net revenues	$2,029	$1,618

(1)	Includes revenues from sales of subsystems and other products not allocated to product groups.

	(unaudited)

	Three Months Ended

	March 27, 2004	March 29, 2003

	(in millions)
Operating income (loss) by product group:
Telecommunications, Peripherals and Automotive	$114	$139
Discrete and Standard ICs	51	23
Memory Products	5	(26)
Consumer and Microcontroller	18	12

Total operating income of product groups	188	148
Others(1)	(108)	(24)

Total consolidated operating income	$80	$124

(1)	Operating income of "Others" includes items such as impairment, restructuring charges and other related closure costs, start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate level operating expenses, certain patent claims and litigations, and other costs that are not allocated to the product groups, as well as operating earnings or losses of the Subsystems and Other Products Group.

	(unaudited)

	Three Months Ended

	March 27, 2004	March 29, 2003

	(in millions)
Reconciliation to consolidated operating income:
Total operating income of product groups	$188	$148
Strategic and other research and development programs	(29)	(10)
Start-up costs	(23)	(8)
Impairment, restructuring charges and other related closure costs	(33)	—
Subsystems	—	2
Other non-allocated provisions	(23)	(8)

Others	(108)	(24)

Total consolidated operating income	$80	$124

Net revenues by location of order shipment, by customers' region of origin and by product family

The table below sets forth information on our net revenues by location of order shipment, by customers' region of origin and by product family:

	(unaudited)

	Three Months Ended

	March 27, 2004	March 29, 2003

	(in millions)
Net Revenues by Location of Order Shipment:(1)
Europe	$555	$470
North America	302	228
Asia/Pacific	854	702
Japan	87	72
Emerging Markets	231	146

Total	$2,029	$1,618

Net Revenues by Customers' Region of Origin:(1)
Europe	$925	$720
North America	593	493
Asia/Pacific	320	247
Japan	120	109
Emerging Markets	71	49

Total	$2,029	$1,618

Net Revenues by Product Family:
Differentiated Products	$1,371	$1,132
Standard & Commodities	97	88
Micro & Memories	289	199
Discretes	272	199

Total	$2,029	$1,618

(1)	Net revenues by location of order shipment are classified by location of customer invoiced. For example, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as Asia/Pacific revenues. In 2002, we started to classify the sales by customers' region of origin. As an example of revenues classified by customers' region of origin, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affiliates are classified as North America revenues.

The following table sets forth certain financial data from our consolidated statements of income, expressed in each case as a percentage of net revenues:

	(unaudited)

	Three Months Ended

	March 27, 2004	March 29, 2003

Net sales	100.0%	99.9%
Other revenues	—	0.1

Net revenues	100.0	100.0

Cost of sales	(64.6)	(65.0)

Gross profit	35.4	35.0

Selling, general and administrative	(11.3)	(10.8)
Research and development	(17.9)	(17.5)
Other income and expenses, net	(0.6)	1.0
Impairment, restructuring charges and other related closure costs	(1.6)	—

Operating income	4.0	7.7
Interest expense, net	(0.2)	(1.2)
Equity in loss of joint venture	—	—
Loss on extinguishment of convertible debt	—	(0.5)
Income before income taxes and minority interests	3.8	6.0
Income tax benefit (expense)	—	(1.0)
Income before minority interests	3.8	5.0
Minority interests	—	(0.1)

Net income	3.8%	4.9%

First Quarter 2004 vs. First Quarter 2003

During the first quarter of 2004, our net revenues increased 25.4% compared to the first quarter of 2003, and decreased 4.0% compared to the fourth quarter of 2003.

Net revenues.    Net revenues increased by 25.4% to $2,029 million in the first quarter of 2004 from $1,618 million in the first quarter of 2003, and decreased 4.0% compared to $2,113 million in the fourth quarter of 2003. On a year-over-year basis, the increase in our net revenues in the first quarter of 2004 was primarily driven by a significant increase in our sales volumes and also by improved product mix, while our selling prices declined by approximately 5% in the first quarter of 2004 as compared to the first quarter of 2003, due to the continued pricing pressure registered on the market during last year. On a sequential basis, pricing pressure tended to decrease since prices, in particular for commodity and standard products, were firming up. Overall, compared to the fourth quarter of 2003, selling prices decreased by approximately 1% in the first quarter of 2004.

The Telecommunications, Peripherals and Automotive Groups' ("TPA") net revenues increased by 7% compared to the first quarter of 2003 primarily as a result of an increase in sales of computer peripherals and automotive and audio, while sales in the Telecommunications Division declined approximately 1% mainly due to declining average selling prices. The increase in sales in computer peripherals was generated by volume, while in auto and audio the increase was mainly due to improved product mix. The Discrete and Standard ICs Group's ("DSG") net revenues increased by approximately 31% due mainly to an increase in volumes of transistors and discrete devices, and also due to a more favorable product mix. The Memory Products Group's ("MPG") net revenues increased by approximately 72% as a result of a significant improvement in product mix and a strong increase in volumes of Flash products in particular but also of EEPROM; in addition there was the contribution of $26 million of additional sales generated by the acquisition of the Incard and Proton businesses, both of which were realized in the second quarter of 2003. The Consumer and Microcontrollers Groups' ("CMG") net revenues increased approximately 29% due to a strong increase in sales volumes in most of its business units and mainly in the Set-Top Box, Imaging and Displays TV Divisions. All product groups experienced declines in selling prices.

During the first quarter of 2004, we maintained our focus on differentiated ICs, which accounted for approximately 68% of our net revenues, compared to 70% in the first quarter of 2003. Such products foster close relationships with customers, resulting in early knowledge of their evolving requirements and opportunities to access their markets for other products. Analog ICs (including mixed-signal ICs), the majority of which are also differentiated ICs, accounted for approximately 45% of our net revenues in the first quarter of 2004 compared to approximately 53% one year ago, while discrete devices accounted for approximately 13% of our net revenues in the first quarter of 2004 compared to approximately 12% in the first quarter of 2003. In recent years, these families of products, in particular analog ICs, have experienced less volatility in sales growth rates and average selling prices than the overall semiconductor industry. The difficult competitive environment in the semiconductor market in more recent years, however, has led to price pressures in these product families as well.

In the first quarter of 2004, approximately 46% of our revenues came from customers of Europe region origin; 29% from North America; 16% from Asia/Pacific; 6% from Japan; and 3% from Emerging Markets. All regions posted solid year-over-year revenue gains; Emerging Markets, Asia/Pacific, Europe and North America were the best performers, increasing 42%, 29%, 28% and 20% respectively, while Japan increased 10%. As an example of revenues classified by customers' region of origin, products ordered by U.S.-based companies to be invoiced to Asia/Pacific affliates are classified as North America revenues.

During the 2004 first quarter, we had several large customers, with the largest one accounting for approximately 15.2% of our revenues. Our top ten original equipment manufacturers ("OEM") customers accounted for approximately 43% of our net revenues for the period.

Gross profit.    Our gross profit was $718 million in the first quarter of 2004, 26.8% above first quarter of 2003 gross profit of $566 million, and a 5.5% sequential decrease from the prior quarter's $760 million. As a percentage of net revenues, gross margin was 35.4% slightly improving compared to 35.0% reported for the last year's first quarter, however below the 36.0% of the fourth quarter of 2003. The improvement in the first quarter of 2004 compared to the first quarter of 2003 was mainly due to volume increases, overall improved manufacturing performances and product mix which were exceeding the negative impact of the strong price pressure and of the year-over-year significant drop of the value of the U.S. dollar versus the major currencies in which we have our major activities. The impact of changes in foreign exchange rates on gross profit in the first quarter of 2004 compared to the first quarter of 2003 was estimated to be negative since the negative impact on our cost of sales generated by the weaker U.S. dollar was greater than the favorable impact on net revenues. See "—Impact of Changes in Exchange Rates" in this Form 6-K.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased 32% from $174 million in the first quarter of 2003 to $230 million in the first quarter of 2004. This increase was largely due to the depreciation of the U.S. dollar, to the enhanced spending in marketing activities in line with our program to accelerate revenues increase and to various general expenses associated with the activities' increase. As a percentage of net revenues, selling, general and administrative expenses slightly increased from 10.8% in the first quarter of 2003 to 11.3% in the first quarter of 2004.

Research and development expenses.    Research and development expenses increased 28%, from $283 million in the first quarter of 2003 to $363 million in the first quarter of 2004. This increase resulted primarily from the impact of U.S. dollar decline and to greater spending reflecting an acceleration of our investments in product design and technology for our core activities. Additional expenses were also generated by the expansion of our activities in new emerging markets and as a result of the integration of recent acquisitions. We continued to invest heavily in research and development during the first quarter of 2004, and we increased our research and development staff by approximately 1,360 people during the last twelve months. We continue to allocate significant resources to strengthen our market position in key applications, reflecting our commitment to customer service and continuing innovation. Our reported research and development expenses are mainly in the areas of product design, technology and development and do not include marketing design center costs, which are accounted for as selling expenses, or process engineering, pre-production and process-transfer costs, which are accounted for as cost of sales. As a percentage of net revenues, research and development expenses increased from 17.5% in the first quarter of 2003 to 17.9% in the first quarter of 2004.

Other income and expenses, net.    Other income and expenses, net include, among other items, income from funds received through government agencies for research and development expenses, the cost of new plant start-ups, as well as foreign currency gains and losses, the costs of certain activities relating to intellectual property and gains or losses from sales of assets. In the first quarter of 2004, the net effect of these items resulted in an expense of $12 million compared to an income of $15 million in the first quarter of 2003. This increase in expense was primarily due to, among several miscellaneous items, significantly higher start-up costs, higher patent claim costs and lower income from research and development funding. The main items included in the first quarter of 2004 balance were: as income, $16 million income for research and development funding and $4 million as gain on sales of non-current assets; as expense, $23 million for start-up costs mainly related to our new 300mm fabrication facilities in Crolles 2 and Catania M6 and to our 150mm Singapore plant, $6 million for patent claim costs and $4 million for other miscellaneous expenses. In the first quarter of 2003, the net income was mainly the result of: as income, $19 million from research and development funding; as expense, $8 million for start-up costs.

Impairment, restructuring charges and other related closure costs.    In the first quarter of 2004, we recorded a $33 million charge for impairment, restructuring charges and other related closure costs, of which $31 million related to our 150mm restructuring plan. There was no charge recorded in the first quarter of 2003.

Operating income.    Operating income decreased from $124 million in the first quarter of 2003 to $80 million in the first quarter of 2004. This year-over-year decrease was caused by the following main factors: the decline of the U.S. dollar exchange rate, the decrease of our selling prices, the $33 million for restructuring charges and other related closure costs, and the increased start-up costs. The impact of changes in foreign exchange rates on operating income in the first quarter of 2004 compared to the first quarter of 2003 was estimated to be significantly unfavorable since the depreciation of the U.S. dollar versus the euro and other currencies negatively impacted cost of sales and operating expenses, and these negative currency impacts were significantly higher than the favorable impact on net revenues. See "Impact of Changes in Exchange Rates".

In the first quarter of 2004, the operating income of our Telecommunications, Peripherals and Automotive Groups decreased to $114 million from $139 million in the first quarter of 2003 mainly due to an increase in research and development expenses. The operating income of our Discrete and Standard ICs Group improved to $51 million from $23 million in the first quarter of 2003 mainly driven by the 31% increase in sales. The operating income of our Consumer and Microcontroller Groups increased to $18 million from $12 million in the first quarter of 2003, while Memory Product Group, driven by a 72% sales' increase and a more favorable product mix, registered an operating income of $5 million recovering from the $26 million operating loss in the first quarter of 2003.

	(unaudited)
	Three Months Ended

	March 27, 2004	March 29, 2003

	(as a percentage of net revenues)
Operating income (loss) by product group:
Telecommunications, Peripherals and Automotive(1)	13.6%	17.7%
Discrete and Standard ICs(1)	14.3	8.5
Memory Products(1)	1.1	(9.9)
Consumer and Microcontroller(1)	4.9	4.2
Total operating income of product groups	9.3	9.2
Others(2)	(5.3)	(1.5)
Total operating income(3)	4.0%	7.7%

(1)	As a percentage of net revenues per product group.
(2)	As a percentage of total net revenues. Includes operating income from sales of subsystems and other income (costs) not allocated to product groups.
(3)	As a percentage of total net revenues.

Interest expense, net.  Interest expense, net decreased significantly from $18 million in the first quarter of 2003 to $4 million in the first quarter of 2004 due to the decrease in interest expense mainly caused by the repurchase of 2010 convertible bonds made in 2003 and our improved financial position generated by a favorable cash flow. Interest expenses also included fixed charges mainly related to amortization of issuing expenses incurred for our outstanding convertible bonds.

Loss on extinguishment of convertible debt.  In the first quarter of 2003, we registered a one-time pre-tax charge of $8 million related to the repurchase of approximately $429 million of the aggregate principal amount at maturity of our Zero Coupon Convertible Notes due 2010. This charge included the price paid in excess of the bonds' accreted value and the write-off of the related offering expenses. No repurchase occurred and no charge was reported in the first quarter of 2004.

Income tax benefit (expense).  In the first quarter of 2004 we registered an income tax benefit of $1 million compared to an expense of $18 million in the first quarter of 2003. This tax benefit was due to the posting of $13 million tax benefit computed on our deferred tax liability after a local ruling granted a more favorable tax rate going-forward in one of our jurisdictions. Without this one time benefit, the effective tax rate was 15% in the first quarter of 2004 compared to 18% in the first quarter of 2003. Our tax rate is variable and depends on changes in the level of operating profits within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimated tax provisions due to new events. We currently enjoy certain tax benefits in some countries; as such, benefits may not be available in the future due to changes in the local jurisdictions, and our effective tax rate could increase in the coming years.

Net income.    For the first quarter of 2004 we had net income of $77 million compared to $79 million for the first quarter of 2003 and $144 million for the fourth quarter of 2003. Diluted earnings per share for the first quarter of 2004 were $0.08, compared to diluted earnings of $0.09 per share for the first quarter of 2003 and diluted earnings of $0.16 per share for the fourth quarter of 2003.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by changes in exchange rates between the U.S. dollar and other currencies where we maintain our operations, particularly the euro, the Japanese yen and other Asian currencies.

Historically, the reference currency for the semiconductor industry is the U.S. dollar, and product prices are mainly denominated in U.S. dollars. Revenues for certain of our products (primarily dedicated products sold in Europe and Japan) that are quoted in currencies other than the U.S. dollar, however, are directly affected by fluctuations in the value of the U.S. dollar. Revenues for all other products, which are either quoted in U.S. dollars and billed in U.S. dollars or translated into local currencies for payment, tend not to be affected significantly by fluctuations in exchange rates, except to the extent that there is a lag between changes in currency rates and adjustments in the local currency equivalent price paid for such products. As a result of the currency variations, the appreciation of the euro compared to the U.S. dollar increases our level of revenues when reported in U.S. dollars.

Certain significant costs incurred by us, such as manufacturing, labor costs and depreciation charges, selling, general and administrative expenses, and research and development expenses, are incurred in the currency of the jurisdictions in which our operations are located, and most of our operations are located in the euro zone or other currencies areas. Currency exchange rate fluctuations affect our results of operations because our reporting currency is the U.S. dollar, while we receive a limited part of our revenues, and more importantly, incur the majority of our costs, in currencies other than the U.S. dollar. In 2003, the U.S. dollar declined significantly in value, particularly against the euro, causing us to report higher expenses and negatively impacting both our gross margin and operating income. Our Unaudited Interim Statement of Income for the first quarter of 2004 includes income and expense items translated at the average exchange rate for the period. The average rate of the euro to the U.S. dollar was €1 for $1.260 in the first quarter of 2004 and was €1 for $1.074 in the first quarter of 2003. A continuation in the decline of the U.S. dollar compared to the other major currencies, which affect our operations, would negatively impact our expenses, margins and profitability.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of raw materials, labor, purchases and services denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. However, there is no guarantee that we will be capable of reaching a complete balance, and, consequently, our result of operations could be impacted by significant fluctuations in exchange rates. In addition, in order to avoid potential exchange rate risks on our commercial transactions, from time to time we may purchase or sell forward foreign currency exchange contracts and currency options to cover currency risk in payables or receivables. We have not experienced significant gains or losses as a result of exchange coverage activities. Our management strategies to reduce exchange rate risks have served to mitigate, but not eliminate, the positive or negative impact of exchange rate fluctuations. The introduction of the euro effective January 1, 1999 has served to reduce the number of currencies whose exchange rate fluctuations versus the U.S. dollar may impact our results, thus making our exposure to exchange rate fluctuations more concentrated.

Assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses are translated at the average exchange rate for the period. The balance sheet impact of such translation adjustments has been, and may be expected to be, significant from period to period. Adjustments resulting from the translation are recorded directly in shareholders' equity, and are shown as "accumulated other comprehensive income (loss)" in the consolidated statements of changes in shareholders' equity. At March 27, 2004, our outstanding indebtedness was denominated principally in U.S. dollars and, to a limited extent, in euro and in Singapore dollars.

For a more detailed discussion, see "Key Information—Risk Factors—Our financial results can be adversely affected by fluctuations in exchange rates, principally in the value of the U.S. dollar" as set forth in our Form 20-F filed with the Securities and Exchange Commission on May 4, 2004.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. The policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Our objectives are to neutralize our exposure to changes in exchange rates, to optimize the use of credit facilities and funds available, and to obtain the best possible market conditions for our financial and treasury operations. Our treasury controls include systematic reporting to senior management and are subject to internal audits. Most of our treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. All of our cash and cash equivalents are held in U.S. dollars and are placed with financial institutions rated "A-" or higher. Marginal amounts are held in other currencies. Foreign currency operations and hedging transactions are performed only to cover commercial positions. See "–Quantitative and Qualitative Disclosures about Market Risk" in our Form 20-F.

At March 27, 2004, cash and cash equivalents totaled $2,103 million, compared to $2,998 million at December 31, 2003, and marketable securities totaled $1,030 million at March 27, 2004, compared to $0 million at December 31, 2003. In the first quarter of 2004, we invested $1,030 million of existing cash in credit-linked deposits issued by several primary banks in order to maximize the return on available cash. These credit-linked deposits are reinvested by the banks in underlying debt instruments ("reference debt") that have been issued by different financial institutions with a minimum rating of "BBB+". Interest on these instruments is paid quarterly and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread. Interest is payable through the final maturity of these instruments scheduled to occur before the 2004 year-end, unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, where repayment of principal is reduced based on the decline in value of the defaulted debt.

Liquidity

Net cash from operating activities. The major source of cash during the first quarter of 2004, as in prior periods, was cash provided by operating activities. Our net cash from operating activities totaled $552 million in the first quarter of 2004, increasing compared to $423 million in the first quarter of 2003. This improvement was due to a higher amount of depreciation and amortization and from more favorable changes in assets and liabilities. Changes in our first quarter 2004 operating assets and liabilities were the result of: (i) $125 million in cash used, due to the increase in our trade accounts receivable generated by a higher level of revenues, while trade receivables generated net cash of $50 million in the first quarter of 2003; (ii) $44 million of cash generated by the decrease in inventory compared to $35 million net cash used to build up inventories in the first quarter of 2003, and (iii) $169 million of net cash provided by an increase in trade payables due to increased levels of purchases. As of March 27, 2004, no trade receivables had been sold to financial institutions. Inventory turns based on cost of sales improved to 4.9, equivalent to approximately 75 days of inventory.

Net cash used in investing activities. Net cash used in investing activities was $1,367 million in the first quarter of 2004, compared to $1,369 million in the first quarter of 2003. The purchase of marketable securities as short-term investments was the major use of cash in investing activities and accounted for $1,030 million in the first quarter of 2004, while they were $1,100 million in the first quarter of 2003. Excluding marketable securities, cash used in investing activities was $337 million in the first quarter of 2004, increasing from $269 million in the first quarter of 2003, due to the increase in payments for purchase of tangible assets. In the first quarter of 2004, such purchases amounted to $321 million compared to $256 million in the first quarter of 2003. Cash used for investments in intangible and financial assets and payments for acquisitions were not material in the period.

Net operating cash flow. We define net operating cash flow as net cash from operating activities minus net cash used in investing activities excluding payment for purchase of and proceeds from the sale of marketable securities. We believe net operating cash flow provides useful information for investors because it measures our capacity to generate cash from our operating activities to sustain our investments for our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow may differ from definitions used by other companies. Net operating cash flow is determined as follows from our Unaudited Interim Consolidated Statements of Cash Flows:

	(unaudited)

	Three Months Ended

	March 27, 2004	March 29, 2003

	(in millions)
Net cash from operating activities	$552	$423
Net cash used in investing activities	(1,367)	(1,369)
Payment for purchase of and proceeds from sale of marketable securities	1,030	1,100

Net operating cash flow	$215	$154

We generated a net operating cash flow of $215 million in the first quarter of 2004, compared to a net operating cash flow of $154 million in the first quarter of 2003. This improvement resulted mainly from the increase in net cash from operating activities.

Net cash used in financing activities. Net cash used in financing activities was $77 million in the first quarter of 2004 while it was $358 million in the first quarter of 2003. This variation is mainly due to the repayment of long-term debt, which was $364 million in the first quarter of 2003, mainly related to the repurchase of part of our 2010 convertible bonds.

Capital Resources

Net financial position. We define our net financial position as the difference between our total cash position (cash, cash equivalents and marketable securities) net of total financial debt (bank overdrafts, current portion of long-term debt and long-term debt). We believe our net financial position provides useful information for investors because it measures our capital resources based on cash, cash equivalents or marketable securities and the total level of our financial indebtedness. Net financial position is not a U.S. GAAP measure.The net financial position is determined as follows from our Unaudited Interim Consolidated Balance Sheet as at March 27, 2004 and our Audited Consolidated Balance Sheet as at December 31, 2003:

	As at

	March 27, 2004	December 31, 2003

	(unaudited)	(audited)
	(in millions)
Cash and cash equivalents	$2,103	$2,998
Marketable securities	1,030	—

Total cash position	3,133	2,998
Bank overdrafts	(4)	(45)
Current portion of long-term debt	(443)	(106)
Long-term debt	(2,555)	(2,944)
Total financial debt	(3,002)	(3,095)

Net financial position	$131	$(97)

As of March 27, 2004 the net financial position was positive at $131 million, while it was negative at $97 million as of December 31, 2003. This net financial position mainly reflects the $215 million favorable net operating cash flow of the first quarter 2004, but also includes non-monetary charges in our cash and in our debt balance such as interest on zero coupon bonds or exchange translation.

At March 27, 2004, the aggregate amount of our long-term debt was approximately $2,555 million, of which $804 million consisted of Zero Coupon Subordinated Convertible Liquid Yield Option™ Notes due 2009 (our "2009 bonds") and $1,379 million of Zero Coupon Senior Convertible Bonds due 2013 (our "2013 bonds"). These amounts include a reclassification of $370 million from long-term debt to current portion, effected after our press release on April 21, 2004 and related to our 2010 convertible bonds. Additionally, the aggregate amount of our short-term credit facilities was approximately $1,151 million, under which approximately $1,147 million of indebtedness was outstanding.

As of March 27, 2004, we had the following credit ratings on our convertible debt:

	Moody's Investors Service	Standard & Poor's

LYONs due 2009	Baa1	BBB+
Zero Coupon Senior Convertible Bonds due 2010	A3	A-
Zero Coupon Senior Convertible Bonds due 2013	A3	A-

In the event of a downgrade of these ratings, we believe we would continue to have access to sufficient capital resources.

Contractual Obligations, Commitments and Contingencies

Our contractual obligations, commitments and contingencies as of March 27, 2004 were as follows:

	Payments due by period

	Total	2004	2005	2006	2007	2008	2009	Thereafter

	(in millions)
Capital leases	$34	$3	$5	$5	$5	$5	$5	$6
Operating leases(1)	180	24	25	21	17	15	10	68
Purchase commitments(2)	1,555	1,442	96	17
Contingent obligations(3)	1	1

Total	$1,770	$1,470	$126	$43	$22	$20	$15	$74

(1)	Operating leases are mainly related to building leases.
(2)	Purchase obligations primarily include commitments for the purchase of equipment, purchase contracts for outsourced foundry wafers and for the purchase of software licenses.
(3)	Contingent obligations related to an additional contractual amount which could be paid for a future capital increase in the joint venture with Hitachi, Ltd.

Our contractual obligations, commitments and contingencies, including other obligations, as of March 27, 2004 can be further broken down as follows:

As of March 27, 2004

(in millions)
Capital leases	$34
Minimum payments for future leases (from 2004 to 2009 and thereafter)	180
Equipment purchase	1,115
Foundry purchase	271
Software, technology licenses and design	169
Other obligations	72

Total	$1,841

Other than those described above, there are no material off-balance sheet obligations, contractual obligations or other commitments.

Financial Outlook

In response to the favorable current industry dynamics, we have decided to increase our capital expenditures to approximately $2.2 billion, from the $1.6 billion that we initially budgeted. Approximately two-thirds of this amount will be allocated to leading-edge technologies and research and development programs. As of March 27, 2004, we had $1,115 million in outstanding commitments for purchases of equipment for delivery in 2004 and 2005. The most significant of our 2004 capital expenditure projects are expected to be (i) the expansion of our 200mm and 150mm front-end facilities in Singapore; (ii) the expansion of the 200mm front-end plant in Rousset, France; (iii) the facilitation of our 300mm wafer manufacturing fabrication facility and the expansion of our 200mm wafer fab in Catania, Italy; (iv) the upgrading of the 200mm front-end facility and the first phase of the conversion to 200mm of our 150mm in Agrate, Italy; (v) the completion of the first phase of the joint project with Philips

Semiconductors International B.V. and Motorola towards the full production for the 300mm pilot line in Crolles, France; (vi) the expansion of our 200mm wafer fabrication facility in Phoenix, USA and consignment of equipment for capacity dedicated to us at a third party wafer supplier; and (vii) increases in back-end capacity in Malaysia, Singapore, Morocco, Malta and Shenzhen. We will continue to monitor our level of capital spending, however, taking into consideration factors such as trends in the semiconductor industry, capacity utilization and announced additions. We expect to have significant capital requirements in the coming years and intend to continue to devote a substantial portion of our net revenues to research and development. We plan to fund our capital requirements from cash provided by operations, available funds and available support from third parties (including state support), and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuing of debt or additional equity securities. A substantial deterioration of our economic results and consequently of our profitability could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in the previous years to fund our capital expenditures for expansion plans, our working capital requirements, research and development and industrialization costs.

In addition, pursuant to the terms of the 2009 and 2010 bonds, we have agreed to purchase, at the option of the holder, any outstanding 2009 bond for cash or shares on September 22, 2004 and any outstanding residual 2010 bond for cash on January 17, 2005. At March 27, 2004 $804 million was outstanding under our 2009 Bonds and $370 million was outstanding under our 2010 Bonds. During the first quarter of 2004, we did not repurchase any of our common shares or of our convertible bonds. There can be no assurance that additional financing will be available as necessary, or that any such financing, if available, will be on terms acceptable to us. However, we believe that our cash generated from operations, existing funds, available support from third parties, and additional borrowings will be sufficient to meet our anticipated needs for liquidity through at least 2004.

Impact of Recently Issued U.S. Accounting Standards

In 2003, we adopted Financial Accounting Standards Board Interpretation No. 46 Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003) and the related FASB Staff Positions (collectively "FIN 46"). We identify VIEs as entities where our financial risk or reward is not consistent with the equity ownership. An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor's relationship with the entity and substantially all of the entity's activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity's expected residual returns, or the equity investors' rights to expect residual returns is capped. The primary beneficiary of a VIE is the party that absorbs the majority of the entity's expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs generally are initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination.

We have identified the following VIEs under the existing contracts and disclosed the arrangements in the Unaudited Interim Consolidated Financial Statements at March 27, 2004:

•	a joint venture established with Dai Nippon for the development and production of photomask in which we have a 19% stake,
•	the joint venture in SuperH, Inc. with Hitachi, Ltd., where we own 44% and have commitments for future capital increases, and,
•	the new company, UPEK, Inc., formed in 2004 as a venture-backed spin-off of our TouchChip business, in which we have a 48% stake.

We have determined that for all these VIEs we are not the primary beneficiary, and we continue to account for the investments under the cost method, for the venture with Dai Nippon, and the equity method, for the SuperH, Inc. and UPEK, Inc. arrangements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity ("FAS 150"). FAS 150 specifies that "freestanding" financial instruments within its scope embody obligations of the issuer and therefore, the issuer must classify such instruments as liabilities. FAS 150 is effective for all instruments entered into or modified after May 31, 2003. For all other instruments, FAS 150 is effective for the first interim period beginning after June 15, 2003. We adopted FAS 150 in the second quarter of 2003 and determined that it has had no material effect on our financial position or results of operations.

In 2003, the Emerging Issues Task Force issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), to address certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. EITF 00-21 applies to all contractual arrangements (whether written, oral, or implied) entered into after June 15, 2003 under which a vendor will perform multiple revenue-generating activities. In addition, EITF 00-21 should only be applied in those situations where higher-level generally accepted accounting principles do not exist that specify the appropriate accounting. We adopted EITF 00-21 in the third quarter of 2003, and management determined that EITF 00-21 has had no material effect on our financial position or results of operations.

In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers' Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements Nos. 87, 88, and 106, and a revision of FASB Statement No. 132 (“FAS 132 revised”). This Statement revises employers' disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers' Accounting for Pensions, No. 88, Employers' Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers' Accounting for Postretirement Benefits Other Than Pensions. FAS 132 revised requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement is generally effective for 2003 calendar year-end financial statements, with a delayed effective date for certain disclosures for foreign plans. We adopted FAS 132 revised in the fourth quarter of 2003 and included all immediately required disclosures at December 31, 2003. We have evaluated the required disclosures for our foreign plans and have included the additional information in our Unaudited Interim Financial Statements as at March 27, 2004.

Backlog and Customers

Our backlog (including frame orders) decreased significantly in 2001 from the levels of 2000, reflecting the most severe downturn in the semiconductor industry. Starting in 2002 we steadily registered an increase in the backlog (including frame orders) compared to 2001 in line with the progressive recovery of the semiconductor industry. Our backlog continued to increase in 2003 compared to 2002, driven mainly by a strong increase in volumes while selling prices were declining. We entered 2004 with a backlog (including frame orders) approximately 30% higher than we had entering 2003. Our new order booking rate (including new frame orders) continued to be strong in the first quarter of 2004. During the first quarter of 2004, we had several large customers, with the Nokia group of companies being the largest and accounting for 15.2% of our revenues. Total original equipment manufacturers ("OEMs") accounted for approximately 80% of our net revenues, of which the top-ten OEM customers accounted for approximately 43%. Distributors accounted for approximately 20% of our net revenues. We have no assurance that the Nokia group of companies, or any other customer, will continue to generate revenues for us at the same levels. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Changes to Our Share Capital, Stock Option Grants and Other Matters

The following table sets forth changes to our share capital as of March 27, 2004:

Year	Transaction	Number of shares	Nominal value (euro)	Cumulative amount of capital (euro)	Cumulative number of shares	Nominal value of increase/ reduction in capital	Amount of issue premium (euro)	Cumulative—issue premium (euro)

December 31, 2003	Exercise of options	634,261	1.04	938,880,523	902,769,734	659,631	4,458,391	1,693,579,662
March 27, 2004	Exercise of options	1,964,551	1.04	940,923,656	904,734,285	2,043,133	9,048,811	1,702,628,473

The following table summarizes the amount of stock options authorized to be granted exercised, cancelled and outstanding as of March 27, 2003.

	Employees		Supervisory Board

	1995 Plan	2001 Plan	1996	1999	2002	Total

Remaining amount authorized	0	26,291,783	0	0	132,000	26,423,783
Amount exercised	9,196,514	3,950	253,000	18,000	0	9,471,464
Amount cancelled	2,083,165	1,700,936	72,000	63,000	24,000	3,943,101
Amount outstanding	20,282,262	33,708,217	75,500	342,000	240,000	54,647,979

As of April 23, 2004 the Supervisory Board was authorized to grant 12,235,490 options at an exercise price of $22.71.

Disclosure Controls and Procedures

Our Chief Executive Officer and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-14(c)) as of the end of the period covered by this report, have concluded that, as of such date, our disclosure controls and procedures were effective to ensure that material information relating to our company was made known to them by others within our company, particularly during the period when this Form 6-K was being prepared.

There were no significant changes in our internal controls over financial reporting or in other factors that could significantly affect these controls during the period covered by this report, nor were there any significant deficiencies or material weaknesses in our internal controls requiring corrective actions.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward-Looking Statements

Some of the statements contained in the "Overview—Business Outlook" and in the "Liquidity and Capital Resources—Financial Outlook" that are not historical facts are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management's current views and assumptions and involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

•	the demand and pricing trends for semiconductor products in the key application markets served by our products;

•	a strong weakening of the U.S. dollar compared to the euro exchange rate, from the current rate of approximately $1.20 per €1.00, as well as between the U.S. dollar and the currencies of the other major countries in which we currently have our operating infrastructure;

•	the timely migration of 150mm production from high-cost areas and, more generally, the successful implementation of our restructuring plan of our manufacturing activities;

•	the timely development and volume production of new manufacturing technologies in leading-edge fabs in time to meet the demand of our customers;

•	the intensively competitive and cyclical nature of the semiconductor industry, and our ability to compete in products and prices in such an environment;

•	our ability to develop, manufacture and market innovative products in a rapidly changing technological environment;

•	changes in the economic, social, political and health conditions in the countries in which we and our key customers operate; and

•	the anticipated benefits of research and development alliances and cooperative activities.

Certain such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "are expected to", "will", "will continue", "should", "would be", "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in "Item 3. Key Information—Risk Factors" included in our Form 20-F and as updated from time to time in our SEC filings. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this offering memorandum as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this interim report to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under "Risk Factors" from time to time in our SEC filings, including in our Form 20-F, could have a material effect on our business or financial condition.

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STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	(Unaudited)	(Unaudited)

	March 27,	March 29,
	2004	2003

	(in millions of U.S. dollars, except per share data)
Net sales	2,028	1,617
Other revenues	1	1

Net revenues	2,029	1,618
Cost of sales	(1,311)	(1,052)

Gross profit	718	566
Selling, general and administrative	(230)	(174)
Research and development	(363)	(283)
Other income and expenses, net	(12)	15
Impairment, restructuring charges and other related closure costs	(33)	0

Total operating expenses	(638)	(442)

Operating income	80	124
Interest expense, net	(4)	(18)
Loss on extinguishment of convertible debt	0	(8)

Income before income taxes and minority interests	76	98
Income tax benefit (expense)	1	(18)

Income before minority interests	77	80
Minority interests	0	(1)

Net income	77	79

Earnings per share (basic)	0.09	0.09
Earnings per share (diluted)	0.08	0.09
Number of weighted average shares used in calculating diluted earnings per share	938.7	891.1

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

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STMICROELECTRONICS N.V.

CONSOLIDATED BALANCE SHEETS

	As at

	March 27,	December 31,
	2004	2003
	(Unaudited)	(Audited)

	(in millions of U.S. dollars)
ASSETS
Current assets:
Cash and cash equivalents	2,103	2,998
Marketable securities	1,030	0
Trade accounts receivable	1,398	1,272
Inventories	1,071	1,129
Deferred tax assets	104	106
Other receivables and assets	605	616

Total current assets	6,311	6,121

Goodwill	260	267
Other intangible assets, net	312	325
Property, plant and equipment, net	6,447	6,620
Long-term deferred tax assets	43	45
Investments and other non-current assets	104	99

	7,166	7,356

Total assets	13,477	13,477

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdrafts	4	45
Current portion of long-term debt	443	106
Trade accounts payable	1,230	1,044
Other payables and accrued liabilities	686	693
Deferred tax liabilities	8	10
Accrued income tax	160	179

Total current liabilities	2,531	2,077

Long-term debt	2,555	2,944
Reserves for pension and termination indemnities	236	236
Long-term deferred tax liabilities	35	37
Other non-current liabilities	38	38

	2,864	3,255
Total liabilities	5,395	5,332
Commitment and contingencies
Minority interests	45	45
Common Stock
• (preferred stock: 540,000,000 shares authorized, not issued;	1,150	1,146
• common stock: Euro 1.04 nominal value, 1,200,000,000 shares authorized, 904,734,285 shares issued, 891,334,285 shares outstanding)
Capital surplus	1,915	1,905
Accumulated result	4,851	4,774
Accumulated other comprehensive income (loss)	469	623
Treasury stock	(348)	(348)

Shareholders’ equity	8,037	8,100

Total liabilities and shareholders’ equity	13,477	13,477

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

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STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 27,	March 29,
	2004	2003
	(Unaudited)	(Unaudited)

	(in millions of U.S. dollars)
Cash flows from operating activities:
Net income	77	79
Items to reconcile net income and cash flow from operating activities:
Depreciation and amortization	421	370
Amortization of discount on convertible debt	11	22
Loss on extinguishment of convertible debt	0	8
Other non-cash items	(3)	(4)
Minority interest in net income of subsidiaries	0	1
Deferred income tax	(3)	(9)
Impairment, restructuring charges and other related closure costs, net of cash payments	23	0
Changes in assets and liabilities:
Trade receivables	(125)	50
Inventories	44	(35)
Trade payables	169	(9)
Other assets and liabilities, net	(62)	(50)

Net cash from operating activities	552	423

Cash flows from investing activities:
Payment for purchases of tangible assets	(321)	(256)
Payment for purchase of marketable securities	(1,030)	(1,100)
Investment in intangible and financial assets	(13)	(13)
Payment for acquisitions, net of cash received	(3)	0

Net cash used in investing activities	(1,367)	(1,369)

Cash flows from financing activities:
Repayment of long-term debt	(50)	(364)
Increase (decrease) in short-term facilities	(41)	7
Capital increase	14	0
Other financing activities	0	(1)

Net cash used in financing activities	(77)	(358)
Effect of changes in exchange rates	(3)	1

Net cash decrease	(895)	(1,303)

Cash and cash equivalents at beginning of the period	2,998	2,562
Cash and cash equivalents at end of the period	2,103	1,259

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

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STMICROELECTRONICS N.V.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Common Stock	Capital Surplus	Treasury Stock	Accumulated Result	Accumulated Other Comprehensive income (loss)	Shareholders’ Equity

	(in millions of U.S. dollars, except per share amounts)
Balance as of December 31, 2002 (audited)	1,144	1,864	(348)	4,592	(258)	6,994

Capital increase	2	41				43
Comprehensive income:
Net Income				253		253
Other comprehensive income, net of tax					881	881

Comprehensive income						1,134
Dividends, $0.08 per share				(71)		(71)

Balance as of December 31, 2003 (audited)	1,146	1,905	(348)	4,774	623	8,100

Capital increase	4	10				14
Comprehensive income:
Net Income				77		77
Other comprehensive income (loss), net of tax					(154)	(154)

Comprehensive income (loss)						(77)

Balance as of March 27, 2004 (unaudited)	1,150	1,915	(348)	4,851	469	8,037

The accompanying notes are an integral part of these Unaudited Interim Consolidated Financial Statements.

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STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (unaudited)

1. Description of Business

STMicroelectronics N.V. (the “Company”) is registered in The Netherlands with its statutory domicile in Amsterdam. The Company was formed in 1987 with the name of SGS-THOMSON Microelectronics by the combination of the semiconductor business of SGS Microelettronica (then owned by Società Finanziaria Telefonica (S.T.E.T.), an Italian corporation) and the non-military business of Thomson Semiconducteurs (then owned by Thomson-CSF, a French corporation) whereby each company contributed their respective semiconductor businesses in exchange for a 50% interest in the Company.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of semiconductor integrated circuits (“ICs”) and discrete devices. The Company offers a diversified product portfolio and develops products for a wide range of market applications, including automotive products, computer peripherals, telecommunications systems, consumer products, industrial automation and control systems. Within its diversified portfolio, the Company has focused on developing products that leverage its technological strengths in creating customized, system-level solutions with high-growth digital and mixed-signal content.

The Company’s products are manufactured and designed using a broad range of manufacturing processes and proprietary design methods. The Company uses all of the prevalent function-oriented process technologies, including complementary metal oxide silicon (“CMOS”), bipolar and nonvolatile memory technologies. In addition, by combining basic processes, the Company has developed advanced systems-oriented technologies that enable it to produce differentiated and application-specific products, including BiCMOS technologies (bipolar and CMOS) for mixed-signal applications, BCD technologies (bipolar, CMOS and diffused metal oxide silicon (DMOS)) for intelligent power applications and embedded memory technologies. This broad technology portfolio, a cornerstone of its strategy for many years, enables the Company to meet the increasing demand for “system-on-a-chip” solutions. Complementing this depth and diversity of process and design technology is its broad intellectual property portfolio that the Company uses to enter into important patent cross-licensing agreements with other major semiconductor companies.

2. Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis. In 2004, the Company’s first quarter ended on March 27, its second quarter will end on June 26, its third quarter on September 25 and its fourth quarter on December 31.

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3. Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2003. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the period presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of dollars, except share and per-share amounts.

Certain prior year amounts have been reclassified to conform to the current year presentation. The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial presentation normally required under accounting principles generally accepted in the United States. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2003.

4. Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of net revenue and expenses during the reporting period. The primary areas that require significant estimates and judgments by management include, but are not limited to, sales returns and allowances, allowances for doubtful accounts, inventory reserves, warranty costs, evaluation of the impact of litigation and claims, valuation of acquired intangibles, goodwill, investments and tangible assets as well as the impairment of their related carrying values, restructuring charges, other special charges, and assumptions used in calculating pension obligations, deferred income tax assets and liabilities and valuation allowances and provisions for specifically identified income tax exposures. The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends and business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. The actual results experienced by the Company could differ materially and adversely from management’s estimates. To the extent there are material differences between the estimates and the actual results, future results of operations could be significantly affected.

5. Recent Accounting Pronouncements

In 2003, the Company adopted Financial Accounting Standards Board Interpretation No. 46 Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51 (revised 2003) and the related FASB Staff Positions (collectively “FIN 46”). The Company identifies VIEs as entities where the Company’s financial risk or reward is not consistent with the equity ownership.

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An entity is considered a VIE if any of the following factors are present: the equity investment in the entity is insufficient to finance the operations of that entity without additional subordinated financial support from other parties; the equity investors of the entity lack decision-making rights; an equity investor holds voting rights that are disproportionately low in relation to the actual economics of the investor’s relationship with the entity and substantially all of the entity’s activities involve or are conducted on behalf of that investor; other parties protect the equity investors from expected losses; or parties, other than the equity holders, hold the right to receive the entity’s expected residual returns, or the equity investors’ rights to expect residual returns is capped. The primary beneficiary of a VIE is the party that absorbs the majority of the entity’s expected losses, receives the majority of its expected residual returns, or both as a result of holding variable interests. Assets, liabilities, and the non-controlling interest of newly consolidated VIEs generally are initially measured at their fair values with any resulting loss reported immediately as an extraordinary item or resulting gain as a reduction of the amounts assigned to assets in the same manner as if the consolidation resulted from a business combination.

The Company has identified the following VIEs under the existing contracts and disclosed the arrangements in the Unaudited Interim Consolidated Financial Statements at March 27, 2004:

•	a joint venture established with Dai Nippon for the development and production of photomask in which the Company has a 19% stake,

•	the joint venture in SuperH, Inc. with Hitachi, Ltd., where the Company owns 44% and has commitments for future capital increases and,

•	the new company, UPEK, Inc., formed in 2004 as a venture-backed spin-off of the Company’s TouchChip business, in which the Company has a 48% stake.

The Company has determined that for all these VIEs it is not the primary beneficiary and continues to account for the investments under the cost method, for the venture with Dai Nippon, and the equity method, for the SuperH, Inc. and UPEK, Inc. arrangements.

In May 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 150, Accounting for Certain Instruments with Characteristics of Both Liabilities and Equity (“FAS 150”). FAS 150 specifies that “freestanding” financial instruments within its scope embody obligations of the issuer and therefore, the issuer must classify such instruments as liabilities. FAS 150 is effective for all instruments entered into or modified after May 31, 2003. For all other instruments, FAS 150 is effective for the first interim period beginning after June 15, 2003. The Company adopted FAS 150 in the second quarter of 2003 and determined that it has had no material effect on its financial position or results of operations.

In 2003, the Emerging Issues Task Force issued EITF Issue No. 00-21, Accounting for Revenue Arrangements with Multiple Deliverables (“EITF 00-21”), to address certain aspects of the accounting by a vendor for arrangements under which it will perform multiple revenue-generating activities. In some arrangements, the different revenue-generating activities (deliverables) are sufficiently separable, and there exists sufficient evidence of their fair values to separately account for some or all of the deliverables. EITF 00-21 applies to all contractual arrangements (whether written, oral, or implied) entered into after June 15, 2003 under which a vendor will perform multiple revenue-generating activities. In addition, EITF 00-21 should only be applied in those situations where higher-level generally accepted accounting principles do not exist that specify the appropriate accounting. The Company adopted EITF 00-21 in the third quarter of 2003, and management determined that EITF 00-21 has had no material effect on the Company’s financial position or results of operations.

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In December 2003, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 132 (revised 2003), Employers’ Disclosures about Pensions and Other Postretirement Benefits, an amendment of FASB Statements No. 87, 88, and 106, and a revision of FASB Statement No. 132 (“FAS 132 revised”). This Statement revises employers’ disclosures about pension plans and other postretirement benefit plans. It does not change the measurement or recognition of those plans required by FASB Statements No. 87, Employers’ Accounting for Pensions, No. 88, Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits, and No. 106, Employers’ Accounting for Postretirement Benefits Other Than Pensions. FAS 132 revised requires additional disclosures about the assets, obligations, cash flows, and net periodic benefit cost of defined benefit pension plans and other postretirement benefit plans. The statement is generally effective for 2003 calendar year-end financial statements, with a delayed effective date for certain disclosures for foreign plans. The Company adopted FAS 132 revised in the fourth quarter of 2003 and included all immediately required disclosures at December 31, 2003. The Company has evaluated the required disclosures for its foreign plans and has included the additional information in its Unaudited Consolidated Interim Financial Statements as at March 27, 2004.

6. Business combinations

Proton World International

On April 24, 2003 the Company completed the acquisition of Proton World International N.V. (PWI), a leading Smart card software company established in Belgium, which specializes in high-security, payment and identification Smart card systems. The original cash consideration for the purchase of PWI was €37 million (approximately $41 million). The terms of the agreement require the Company to pay additional royalty payments of up to $25 million, based on achieving future sales targets over the next ten years. This contingency has not been resolved yet and therefore no additional consideration has been recorded as of March 27, 2004. The acquisition was conducted to significantly extend the Company’s know-how and participation in the Smart card value chain. In July 2003, the computation of purchase price contractual adjustments was finalized resulting in a reduction of the provisional price of approximately $3 million. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets of $5 million, and intangible assets including $8 million for core technologies, $1 million for customers’ relationships, $1 million for trademarks and $33 million in goodwill. The core technologies have an estimated useful life of seven years, the customers’ relationship of four years and the trademarks of one year.

Tioga Technologies

On April 28, 2003 the Company finalized the purchase of the assets and liabilities of Tioga Technologies Ltd., a company based in Israel. The cash consideration for this acquisition was $12 million. The acquisition was made to further strengthen the strategic positioning of the Company in the areas of its Digital Subscriber Line technology. Purchase price allocation resulted in recording assumed liabilities net of current and tangible assets by $2 million and intangible assets including $8 million for core technologies and $6 million in goodwill. The core technologies have an estimated useful life of five years.

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Incard

On June 2, 2003 the Company completed the acquisition of the business of Incard S.p.A, a company based in Italy, for an original cash consideration of approximately $89 million plus approximately $2 million in acquisition-related taxes and fees. The acquisition of Incard was performed to complement the purchase of PWI by extending the Company’s know-how and customer basis in the Smart card value chain. The acquisition will also allow the Company to offer a much wider range of solutions to meet the multiple needs of the evolving Smart card market. On September 26, 2003 the computation of purchase price contractual adjustments was finalized resulting in a price reduction of approximately $7 million. The purchase agreement also provides certain future price adjustments contingent upon future events that have not yet occurred. Purchase price allocation resulted in the booking of $32 million of tangible and current assets net of assumed liabilities, and intangible assets including $15 million for core technologies, $4 million for customers’ relationships, $3 million for trademarks and $30 million in goodwill. The core technologies have an estimated useful life of seven years, the customers’ relationships of four years and the trademarks of three years.

Synad Technologies

On December 18, 2003, the Company completed the acquisition of Synad Technologies Ltd., a wireless-LAN chip developer based in the United Kingdom. The cash consideration for this acquisition was $55 million, plus approximately $1 million in acquisition-related taxes and fees, of which $53 million was paid as of December 31, 2003 and $3 million was paid during the first quarter of 2004. The acquisition was conducted to strengthen the Company’s broadband access portfolio and add wireless networking capabilities to its wide range of highly integrated cost- effective application platforms. Purchase price allocation, defined during the first quarter of 2004, resulted in recording $2 million of tangible and current assets net of assumed liabilities, and intangible assets including $17 million for core technologies and $33 million in goodwill as at March 27, 2004. The Company also recorded in the fourth quarter 2003 an expense of approximately $4 million for in-process research and development as certain of the acquired technologies cannot be capitalized since they did not reach technological feasibility. The core technologies have an estimated useful life of five years.

For PWI, Incard and Synad, the purchase price allocation is based on a third party independent appraisal and makes reference to the future business assumptions made by the Company. For Tioga, the allocation is based on the contractual values, which the Company believes to reflect the fair market value. Such assumptions may be revised, as the Company obtains further knowledge of the acquired companies, which could result in revisions to the purchase price allocation within one year of the acquisitions.

The pro forma information below assumes that PWI and Tioga, both acquired in April 2003, Incard, acquired in June 2003, and Synad, acquired in December 2003, had been purchased at the beginning of 2003. The year 2003 has been adjusted to incorporate the results of PWI, Tioga, Incard and Synad beginning on January 1, 2003. Such information is presented by the Company based on its best knowledge of the acquired companies. This is shown for informational purposes only and is not necessarily indicative of the results of future operations or results that would have been achieved had the acquisitions taken place as of the beginning of 2003.

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Pro forma Statements of Income
	(Unaudited)
	Three Months ended
	March 27, 2004	March 29, 2003

	(in millions of U.S. dollars, except per share amounts)
Net revenues	2,029	1,644
Gross profit	718	579
Operating expenses	(638)	(452)
Operating income	80	127
Net income	77	85
Earnings per share (basic)	0.09	0.10
Earnings per share (diluted)	0.08	0.10

As reported Statements of Income
	(Unaudited)
	Three Months ended
	March 27, 2004	March 29, 2003

	(in millions of U.S. dollars, except per share amounts)
Net revenues	2,029	1,618
Gross profit	718	566
Operating expenses	(638)	(442)
Operating income	80	124
Net income	77	79
Earnings per share (basic)	0.09	0.09
Earnings per share (diluted)	0.08	0.09

7. Other Income and Expenses, Net

Other income and expenses, net consist of the following:	(Unaudited)
	Three months ended
	March 27,	March 29,
	2004	2003

	(In millions of U.S dollars)
Research and development funding	16	19
Start-up costs	(23)	(8)
Exchange gain, net	1	7
Patent claim costs	(6)	(2)
Gain on sale of non-current assets	4	—
Other non-recurring, net	(4)	(1)

Total	(12)	15

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8. Impairment, Restructuring Charges and Other Related Closure Costs

During the third quarter of 2003, the Company finalized a plan to restructure its 150mm fab operations and part of its back-end operations in order to improve cost competitiveness.

150mm fab operations

The 150mm restructuring plan focuses on cost reduction by migrating a large part of European and U.S. 150mm production to Singapore and by upgrading production to a finer geometry 200mm wafer fab. The plan includes the discontinuation of the production of Rennes (France), the closure as soon as operationally feasible of the 150mm wafer pilot line in Castelletto (Italy), and the downsize by approximately one-half of the 150mm wafer fab in Carrollton, Texas. Furthermore, the 150mm wafer fab production in Agrate (Italy) and Rousset (France) will be gradually phased-out in favor of 200mm wafer ramp-ups at existing facilities in these locations, which will be expanded or upgraded to accommodate additional finer geometry wafer capacity.

During the first quarter of 2004, the Company recorded restructuring charges of $31 million for its 150mm fab operations, relating mainly to the discontinuation of the production of Rennes, for which the exit plan was communicated to employees in March. At communication date, the Company recorded $24 million corresponding to involuntary termination benefits and charges related to the transfer of employees to other sites of the Company. In addition, the Company registered $5 million of other charges related to the closure of Rennes and $1 million for transfer and decontamination costs in the United States and Europe.

Back-end operations

During the first quarter of 2004, transfer costs amounting to $1 million were registered for back-end sites in Morocco. No other major restructuring charges or other related closures costs were incurred in the first quarter of 2004 relating to back-end operations.

Other restructuring charges

Amounts totaling $1 million were paid by the Company in the first quarter of 2004 for voluntary termination benefits.

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Impairment, restructuring charges and other related closure costs incurred in 2004 are summarized as follows:

Quarter ended March 27, 2004	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs

150mm fab operations	—	(25)	(6)	(31)

Back-end operations	—	—	(1)	(1)

Other	—	(1)	—	(1)

Total	—	(26)	(7)	(33)

The total impairment and restructuring costs for the front-end and back-end reorganization is estimated to be approximately $350 million pre-tax (or $240 million after-tax) of which $238 million has been incurred to date, $205 million in 2003 and $33 million in the first quarter of 2004. The restructuring plan and related manufacturing initiatives are expected to be substantially completed over the next several quarters. The total actual costs that the Company will incur may differ from these estimates based on the timing required to complete all these actions, the number of people involved, the agreed termination benefits and the costs associated with the transfer of equipment, products and processes.

In 2004, total cash outlays for the restructuring plan amounted to $10 million.

9. Interest expense, net

Interest expense, net consists of the following:

	(Unaudited)
	Three months ended
	March 27,	March 29,
	2004	2003

	(in millions of U.S dollars)
Income	11	9
Expense	(15)	(27)

Total	(4)	(18)

Interest expenses also included fixed charges mainly related to amortization of issuance costs incurred for the Company’s outstanding convertible bonds.

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10. Loss on extinguishment of convertible debt

In the first quarter of 2003, the Company repurchased on the market approximately $429 million aggregate principal amount at maturity of its 3.75% Zero Coupon Senior Convertible Bonds due 2010. The total cash amount paid was approximately $328 million. The repurchased convertible bonds were equivalent to 3,996,136 shares and have been cancelled.

In relation to this repurchase, the Company recorded in the first quarter of 2003 a one-time non-operating pre-tax charge of $8 million, of which $6 million related to the price paid in excess of the repurchased convertible bonds accreted value and $2 million related to the write-off of the related bond issuance costs.

No repurchase of convertible debt occurred in the first quarter of 2004.

11. Cash Equivalents

All highly liquid investments purchased with an original maturity of 90 days or less are considered to be cash equivalents.

12. Marketable Securities

Marketable securities totaled $1,030 million as at March 27, 2004. In the first quarter of 2004 the Company invested $1,030 million of existing cash in credit-linked deposits issued by several primary banks in order to maximize the return on available cash. These credit-linked deposits are reinvested by the banks in underlying debt instruments (“reference debt”) that have been issued by different banks with a minimum rating of “BBB+”. Interest on these instruments is paid quarterly and the interest rate is fixed every three months based on the LIBOR rate of the U.S. dollar plus a spread. Interest is payable through the final maturity of these instruments scheduled to occur before the 2004 year-end, unless suspended by credit default of the reference debt. Additionally, the carrying value of the instruments depends on the non-default of the reference debt. The principal will be repaid at final maturity unless a default occurs, where repayment of principal is reduced based on the decline in value of the defaulted debt.

13. Inventories

Inventories are stated at the lower of cost or net realizable value. Cost is computed by adjusting standard cost to approximate actual manufacturing costs on a quarterly basis; the cost is therefore dependent on the Company manufacturing performance. In the case of underutilization of its manufacturing facilities, the costs associated with the excess capacity are not included in the valuation of inventories but charged directly to cost of sales.

Provisions for obsolescence are estimated for uncommitted inventories based on the previous quarter sales, orders’ backlog and production plans.

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Inventories, net of reserve consist of the following:

	As at March 27, 2004	As at December 31, 2003
	(unaudited)	(audited)

	(in millions of U.S. dollars)
Raw materials	51	50
Work-in-process	722	768
Finished products	298	311

Total	1,071	1,129

14. Warranty costs

The Company’s products typically carry a warranty in case of issue for a certain amount of time. The Company provides reserve for estimated product warranty cost based on the Company’s historical experience at the time revenue is recognized and for any known product warranty issues if the loss is probable and can be reasonably estimated. In the first quarter of 2004, the Company booked an additional $1 million as warranty costs in cost of sales. Total provision amounted to $2 million as at March 27, 2004.

15. Goodwill and Other Intangible Assets

Goodwill and other intangible assets consist of the following:

	As at March 27, 2004	As at December 31, 2003
	(unaudited)	(audited)

	(in millions of U.S. dollars)
Goodwill	260	267

Other intangible assets	312	325

Total	572	592

As required by FAS 142, which was adopted by the Company during the first quarter of 2002, goodwill is no longer amortized. Other intangible assets include the cost of technologies, licenses purchased from third parties, and capitalized software either purchased from third parties or internally developed, which are amortized over a period ranging from three to seven years.

16. Investments and other non-current assets

Investments and other non-current assets consist of the following:

	As at March 27, 2004	As at December 31, 2003
	(unaudited)	(audited)

	(in millions of U.S. dollars)
Investments	40	38
Long-term deposits	47	44
Debt issuance costs, net	17	17

Total	104	99

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DNP Photomask Europe S.p.A

The Company entered into a joint venture agreement in 2002 with Dai Nippon Printing Co, Ltd for the development and production of photomask in which the Company holds a 19% interest. The joint venture, DNP Photomask Europe S.p.A, was initially capitalized with the Company’s contribution of €2 million of cash. Dai Nippon Printing Co, Ltd contributed €8 million of cash for an 81% interest. In the event of the liquidation of the joint-venture, the Company is required to repurchase the land at cost, and the facility at 10% of its net book value, if no suitable buyer is identified. At March 27, 2004, the Company’s total contribution to the joint venture is $10 million. The Company continues to maintain its 19% ownership of the joint venture.

The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. The Company estimates that no future loss exposure will result from the joint venture.

SuperH, Inc.

During the third quarter of 2001, the Company and Renesas Technology Corp. (previously known as Hitachi Ltd.) formed a joint venture to develop and license RISC microprocessors. The joint venture, SuperH, Inc., was initially capitalized with the Company’s contribution of $15 million of cash plus internally developed technologies with an agreed intrinsic value of $14 million for a 44% interest. Hitachi, Ltd contributed $37 million of cash partially used to purchase internally developed technologies from Hitachi, for a 56% interest.

During 2002, the Company contributed $5 million in cash to the SuperH joint venture. As a result of deteriorating market conditions and the inability of SuperH to meet its projected business plan objectives, at December 31, 2002, the Company wrote off the $4 million remaining book value of its investment in SuperH, Inc. and provisioned an additional $3 million for a capital contribution that the Company was committed to and did make in the first quarter of 2003. During the second and fourth quarters of 2003, the Company made an additional capital contribution of $2 million. As of March 27, 2004, the Company continues to maintain its 44% ownership of the joint venture.

The Company is accounting for its share in the SuperH, Inc. joint venture under the equity method based on the actual results of the joint venture. At March 27, 2004, the accumulated losses of the joint venture exceeded the Company’s total investment, and the investment was shown at a zero carrying value.

During the third quarter of 2003, the shareholders’ agreement was amended to require the Company to additionally contribute up to $3 million. The revised Shareholder agreement also stipulated to review any additional cash requirements in the second half of 2004, which could result in the Company being required to make a further capital investment of up to $1 million. Based on the continued inability of the joint venture to meet its projected business plan objectives, the Company has recorded an impairment charge of $3 million in the third quarter of 2003 for these required future capital contributions of which $1 million remains to be paid.

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The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE. Pursuant the revised shareholders’ agreement, the Company estimates that no future loss exposure will result from the joint venture in addition to the provisions recorded.

UPEK, Inc.

During the first quarter of 2004, the Company and Sofinnova Capital IV FCPR formed a new company, UPEK Inc., as a venture-backed spin-off of the Company’s TouchChip business. UPEK, Inc. was initially capitalized with the Company’s transfer of the business, personnel and technology assets related to the fingerprint biometrics business, formerly known as the TouchChip Business Unit, for a 48% interest. Sofinnova Capital IV FCPR contributed $11 million of cash for a 52% interest. The Shareholder Agreement requires Sofinnova Capital IV FCPR to additionally contribute $9 million, within approximately 12 months based on today’s visibility of the business, which will reduce the Company’s ownership to 33%.

The Company is accounting for its share in UPEK, Inc. under the equity method based on the actual results of the entity. The Company has identified the joint venture relationship as a Variable Interest Entity (VIE), but has determined that it is not the primary beneficiary of the VIE.

17. Long-term Debt

In the third quarter of 2003, the Company issued $1,400 million face value of negative-yield Zero Coupon Senior Convertible Bonds due 2013. The convertible debt represented $1,400 million of aggregate principal amount at issuance including the exercise in full of the option granted to the managers. The bonds constitute direct, un-subordinated and unsecured obligations, carry a zero coupon and have been issued at a price of 100% and are redeemable at maturity at 95.157% to produce a negative yield to maturity of 0.5% on a semi-annual basis. The bonds are convertible at any time by the holders at the rate of 29.9144 shares of the Company’s common stock for each $1,000 principal amount of the bonds. The holders may redeem their convertible bonds for cash on July 5, 2013 at a price of $951.57 per one thousand dollar face value of the convertible bond.

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Long-term debt consists of the following:

	As at March 27, 2004	As at December 31, 2003
	(unaudited)	(audited)

	(in millions of U.S dollars)
STMicroelectronics SA (France)

— 2.39% (weighted average) bank loans due 2006	124	146
— 0.00% (weighted average) other bank loans	1	1
— 4.79% (weighted average) capital leases	34	37

STMicroelectronics S.r.l. (Italy)

— 7.35% bank loan due 2005	2	2
— 5.35% bank loan due 2006	18	18
— 1.07% (weighted average) bank loans due 2009	70	72
— 3.43% (weighted average) other bank loans	13	14

STMicroelectronics N.V. (The Netherlands)

— 2.44% Liquid Yield Option Notes (LYONs) due 2009	804	799
— 3.75% Convertible bonds due 2010	370	366
— 0.50% Convertible bonds due 2013	1,379	1,379

STMicroelectronics PTE (Singapore)

— 2.52% (weighted average) bank loans due 2007	148	147
— 3.50% (weighted average) other bank loans	—	1

STMicroelectronics (others)
— 4.03% (weighted average) other bank loans	35	68

Total long-term debt	2,998	3,050
Less current portion	443	106

Total long-term debt, less current portion	2,555	2,944

These amounts include a reclassification of $370 million from long-term debt to current portion, effected after the Company’s press release on April 21, 2004 and related to the Company’s 2010 convertible bonds. Pursuant to the terms of the 2009, 2010 and 2013 bonds, the Company has agreed to purchase, at the option of the holder, any outstanding 2009 bond on September 22, 2004, payable in cash or shares, at the Company's option, any outstanding residual 2010 bond for cash on January 17, 2005, and any outstanding 2013 bond for cash on August 5, 2006. At March 27, 2004 $804 million was outstanding under our 2009 bonds, $370 million was outstanding under our 2010 bonds, and $1,379 million was outstanding under our 2013 bonds.

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18. Computation of Earnings Per Share

Basic net earnings per share (“EPS”) is computed based on net income available to common shareholders using the weighted-average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted-average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding and the conversion of convertible debt.

	Three Months Ended
	March 27,	March 29,
	2004	2003
	(unaudited)	(unaudited)

	(in millions of U.S. dollars, except per share amounts)
Basic EPS:
Net income	77	79
Weighted average shares outstanding	890,211,387	887,552,314
EPS (basic)	0.09	0.09
Diluted EPS:
Net income	77	79
Interest expense on convertible debt, net of tax	1	—
Net income, adjusted	78	79
Weighted average shares outstanding	890,211,387	887,552,314
Dilutive effect of stock options	6,563,534	3,511,143
Dilutive effect of convertible debt	41,880,160	—
Number of shares used in calculating EPS	938,655,081	891,063,457
Diluted EPS	0.08	0.09

As of March 27, 2004, common shares issued were 904,734,285 shares of which 13,400,000 shares owned by the Company as treasury stock.

As of March 27, 2004, there were outstanding stock options exercisable into the equivalent of 54,647,979 common shares and the equivalent of 70,418,060 common shares for convertible debt.

19. Retirement plans

The Company and its subsidiaries have a number of defined benefit pension plans covering employees in various countries. The plans provide for pension benefits, the amounts of which are calculated based on factors such as years of service and employee compensation levels. Eligibility is generally determined in accordance with local statutory requirements.

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The components of the net periodic benefit cost include the following:

	(Unaudited)
	Three Months ended
	March 27, 2004	March 29, 2003

	(in millions of U.S dollars)
Service cost	4	3
Interest cost	3	2
Expected return on plan assets	(2)	(2)
Amortization of net (gain) loss	1	1

Net periodic benefit cost	6	4

Employer contributions expected to be paid in 2004 are consistent with the amounts disclosed in the Consolidated Financial Statements for the year ended December 31, 2003.

20. Fair value of stock-based compensation

In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of FASB Statement No. 123 (FAS 148). This statement provides alternative transition methods for voluntary changes to the fair value based method of accounting for stock-based employee compensation and amends the disclosure requirement of Statement 123 for annual and interim financial statements. Under the statement, the required interim disclosures will be significantly similar to the annual disclosures. The transition provisions and annual disclosure requirements are effective for financial statements for fiscal years ending after December 31, 2002. The interim disclosure requirements are effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002.

At March 27, 2004, the Company has six stock-based employee and Supervisory Board compensation plans which are described in detail in Note 14 of the consolidated financial statements located at Item 18 of the Form 20-F. The Company applies the intrinsic-value-based method prescribed by Accounting Principles Board Opinion No. 25 Accounting for Stock Issued to Employees (APB 25), and related Interpretations, in accounting for stock-based awards to employees. No stock-based employee compensation cost is reflected in net income, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Pro forma information regarding net income and earnings per share (EPS) is required by FAS 123 as if the Company had accounted for its stock-based awards to employees under the fair value method (which means to charge income statement for total stock-based employee compensation expense, net of related tax effects). As required by FAS 148, the Company has to disclose the impact on its earnings of the utilization of the fair-value for stock based compensation.

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The fair value of the Company’s stock-based awards to employees was estimated using a Black-Scholes option-pricing model.

The fair value was estimated using the following weighted-average assumptions:

	Three months ended March 27, 2004	Three months ended March 29, 2003

Expected life (years)	6	6
Volatility	57.5%	59.6%
Risk-free interest rate	3.4%	2.7%
Dividend yield	0.45%	0.35%

The weighted average fair value of options granted during the first quarter of 2004 and the same period of 2003 was $14.72 and $10.57 respectively.

The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of FAS 123 to employee stock-based compensation, which consists of applying the amortization of the fair-value of stock-based compensation over the vesting period.

	(unaudited)
	Three months ended March 27, 2004	Three months ended March 29, 2003

	(in millions of U.S. dollars, except per share amounts)
Net income, as reported	77	79
Deduct:	(41)	(44)
Total stock-based employee compensation expense determined under FAS 123, net of related tax effects

Net income, pro forma	36	35
Earnings per share:
Basic, as reported	0.09	0.09
Basic, pro forma	0.04	0.04

Diluted, as reported	0.08	0.09
Diluted, pro forma	0.04	0.04

21. Treasury Stock

In 2002, the Company had repurchased 13,400,000 own shares, for a total amount of $348 million, which were reflected at cost as a reduction of the shareholders’ equity.

As of March 27, 2004, none of the common shares repurchased had been transferred to employees under the employee stock option plan.

During 2003 and during the first quarter of 2004, the Company did not repurchase any of its common shares.

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22. Dividends

The annual general meeting of shareholders on March 12, 2003 decided the distribution of $0.08 per share as dividends. The dividend amount of $71 million was paid in the second quarter of 2003.

The annual general meeting of shareholders on April 23, 2004 decided the distribution of $0.12 per share as dividends. The dividend amount of approximately $107 million will be paid in the second quarter 2004.

23. Contingencies

The Company is subject to the possibility of loss contingencies arising in the ordinary course of business. These include but are not limited to: warranty cost on our products not covered by insurance, breach of contract claims, tax claims and provisions for specifically identified income tax exposures as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of a loss of an asset or the incurrence of a liability as well as the ability to reasonably estimate the amount of such loss or liability. An estimated loss is recorded when it is probable that a liability has been incurred and when the amount of the loss can be reasonably estimated. The Company regularly revaluates claims to determine whether they need to be readjusted based on the current information available to the Company. The Company will record a provision when it estimates that the claim could successfully be asserted. Changes in evaluations which are adversely determined with respects to the interests of the Company could have a material adverse effect on the results of operations or the financial position at the time it were to materialize.

24. Commitments and Contingencies

The Company’s contractual obligations, commitments and contingencies as of March 27, 2004 were as follows:

	Payment due by period
	Total	2004	2005	2006	2007	2008	2009	Thereafter

	(in millions of U.S. dollars)
Capital leases	34	3	5	5	5	5	5	6
Operating leases(1)	180	24	25	21	17	15	10	68
Purchase commitments(2)	1,555	1,442	96	17
Contingent obligations(3)	1	1
Total	1,770	1,470	126	43	22	20	15	74

(1)	Operating leases are mainly related to building leases.
(2)	Purchase obligations primarily include commitments for the purchase of equipment, purchase contracts for outsourced foundry wafers and for the purchase of software licenses.
(3)	Contingent obligations related to an additional contractual amount which could be paid for a future capital increase in the joint venture with Hitachi, Ltd.

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The Company’s contractual obligations, commitments and contingencies, including other obligations as of March 27, 2004 can be further broken down as follows:

As of March 27, 2004
(in millions of U.S. dollars)
Capital leases	34
Minimum payments for future leases (from 2004 to 2009 and thereafter)	180
Equipment purchase	1,115
Foundry purchase	271
Software, technology licenses and design	169
Other obligations	72

Total	1,841

25. Legal proceedings

The Company has from time to time received and may in the future receive communications alleging possible infringements, in particular in the case of patents and similar intellectual property rights of others. The Company records a provision when it estimates that the claim could be successfully asserted in a court of law and the loss is considered probable. In the event of litigation, which is adversely determined with respect to its interests, or in the event the Company needs to change its evaluation on a potential third-party claim, based on new evidence or communications, these could have a material adverse effect on the results of operations or financial condition at the time it were to materialize.

The Company is involved in various lawsuits, claims, investigations and proceeding incidental to the normal conduct of its operations, other than external patent utilization. These matters mainly include the risks associated with various investigations, claims from customers or other party and tax disputes. Legal costs associated with claims are expensed as incurred. The Company has accrued for these loss contingencies when the loss is probable and can be estimated. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, these could have a material adverse effect on the results of operations or financial condition at the time it were to materialize.

The Company is in discussion with several parties with respect to claims and litigations against the Company relating to possible infringements of patents and similar intellectual property rights of others. For the sum of such claims, the Company recorded in 2003 an accrual of $10 million, which represents its best estimate of probable losses based on the information currently available to the Company.

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	May 12, 2004	By:	/s/ Pasquale Pistorio

		Name:	Pasquale Pistorio
		Title:	President and Chief Executive Officer

 Enclosure: STMicroelectronics N.V.’s First Quarter 2004:

•	Operating and Financial Review and Prospects;
•	Unaudited Interim Consolidated Statements of Income, Balance Sheets, Statements of Cash Flow, and Statements of Changes in Shareholders' Equity and related Notes; and
•	Certifications pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act of 2002, submitted to the Commission on a voluntary basis.